UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 19, 2020

WORLD TREE USA, LLC
(Exact name of issuer as specified in its charter)

Nevada	37-1785781
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1910 South Stapley Dr., Suite 221
(Full mailing address of principal executive offices)

888-693-8733
(Issuer’s telephone number, including area code)

Series A 2020 Eco-Tree Units
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Modifications to Subscription and Escrow Agreements

On August 19, 2020, World Tree USA, LLC (the “Company”) executed an updated escrow agreement with Boston Private Bank to reflect that Boston Private Bank will act as escrow agent for all subscriptions received by the Company and its placement agent, Vanderbilt Financial Group, LLC, for the ongoing offering of the Company’s securities pursuant to Tier 2 of Regulation A (the “Offering”). In addition, the Company modified its subscription agreement for the Offering to reflect the change in status of the escrow agent.

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EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
4.1	Subscription Agreement
6.3	Selected Dealer Agreement
8.1	Escrow Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 24, 2020.

World Tree USA, LLC

By:	/s/ Wendy Burton
Name:	Wendy Burton
Title:	Founder and Chair

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